UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2011.
Commission File Number: 001-31221
Total number of pages: 2

NTT DOCOMO, INC.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.
Date: January 26, 2011	By:	/S/ OSAMU HIROKADO
Osamu Hirokado
Head of Investor Relations

Information furnished in this form:

1.	Notice Concerning Outcome and Conclusion of Share Repurchase

NTT DOCOMO, INC
Sanno Park Tower
2-11-1 Nagata-cho
Chiyoda-ku, Tokyo
100-6150, Japan
For Immediate Release
Notice Concerning Outcome and Conclusion of Share Repurchase
(Share Repurchase under the provisions of Articles of Incorporation pursuant to
Article 165 (2) of the Corporation Law)
TOKYO, JAPAN, January 26, 2011 — NTT DOCOMO, INC. announced today the following outcome of its share repurchase under Article 156 of the Corporation Law, as applied pursuant to Article 165 (3) of the Corporation Law. This concludes DOCOMO’s share repurchase in accordance with a resolution approved by the Board of Directors on December 17, 2010.
1.	Class of shares: Common stock

2.	Aggregate number of shares repurchased: 138,141 shares

3.	Aggregate price of shares repurchased: 19,999,930,791yen

4.	Period for share repurchase: From December 20, 2010 to January 26, 2011

5.	Method of repurchase: Purchase on the Tokyo Stock Exchange
(Note 1)
Details of the resolution approved by the Board of Directors on December 17, 2010:
•	Class of shares to be repurchased: Common stock

•	Aggregate number of shares to be repurchased: Up to 160,000 shares (equal to 0.38% of total issued shares excluding treasury shares)

•	Aggregate price of shares to be repurchased: Up to 20 billion yen

•	Period for share repurchase: From December 20, 2010 to January 28, 2011
(Note 2)
Treasury shares held by DOCOMO as of January 26, 2011:
•	Aggregate number of issued shares: 41,467,601 shares (excluding treasury shares)

•	Number of treasury shares: 2,322,399 shares
For further information, please contact:
     Shoichiro Kaneko
     International PR
     Public Relations Department
     Tel: +81-3-5156-1366
     Fax: +81-3-5501-3408
     Website: www.nttdocomo.com
     Inquiries may also be made through the following URL:
     http://www.nttdocomo.com/contact
About NTT DOCOMO
NTT DOCOMO is the world’s leading mobile operator and provider of advanced mobile services. The company serves over 57 million customers in Japan, including 48 million using i-mode™, the world’s most popular mobile e-mail/Internet platform, and 55 million using FOMA™, the world’s original 3G mobile service based on W-CDMA. As a leader in the development of cutting-edge mobile technologies, DOCOMO is continually expanding the role of mobile phones as versatile and highly personalized “lifestyle tools” for everyday life, including with a wide range of innovative services for mobile payments, GPS, mobile TV, multimedia content and much more. NTT DOCOMO is listed on the Tokyo (9437), London (NDCM) and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com.
FOMA and i-mode are trademarks or registered trademarks of NTT DOCOMO, INC. in Japan and/or other countries.
FOMA service is only available in Japan.